Exhibit (a)(2)(ii)

NCH CORPORATION
Corporate Offices
2727 Chemsearch Blvd.
Irving, Texas 75062

February 14, 2002

Dear NCH Corporation Stockholders:

      As you may be aware, on February 13, 2002, pursuant to an Agreement and Plan of Merger, dated as of December 24, 2001 (the “Merger Agreement”), by and among NCH Corporation (the “Company”), Ranger Holding LLC (“Holding”), and Ranger Merger Corporation, a wholly-owned subsidiary of Holding (“Purchaser”), Purchaser merged with and into the Company with the Company continuing as the surviving entity (the “Merger”).

      As a result of the Merger, and pursuant to the Merger Agreement, each of your shares of the Company was converted into, and now represents the right to receive, $52.50 per share in cash, without interest thereon. In order to receive the cash payment for your shares of the Company, you must complete the enclosed Letter of Transmittal in accordance with the instructions provided therein and return it, together with your share certificates, to Mellon Investor Services LLC, which is acting as the Paying Agent for this transaction. Upon receipt of your properly completed Letter of Transmittal and surrendered share certificates, Mellon Investor Services LLC will mail to you, at the address you specify, a check with your payment.

      Questions or requests for assistance may be directed to the Information Agent at its address set forth in the Letter of Transmittal or to your broker, dealer, commercial bank or trust company.

      On behalf of the Board of Directors, management and employees of NCH Corporation, I would like to thank you for your support of NCH Corporation.

Sincerely,

/s/ Irvin L. Levy

Irvin L. Levy
President and Chairman